



11019573

SECU~~RITIES AND EXCHANGE CO~~MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section

MAR 01 2011

Washington, DC
106

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SEC FILE NUMBER
8- 67592

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2010** AND ENDING **12/31/2010**
$\qquad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gray Whale Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East Yanonali Street Suite 2A

(No. and Street)

SANTA BARBARA   **CA**   **93101**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Abramowitz   **212-964-5545**
     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form



OATH OR AFFIRMATION

I, **Michael Challen** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Gray Whale Capital, LLC _____ , as

of **December 31** _____ , 20 **10** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Member
_____
Title

_____
Notary Public

TED CASH LLEWELLYN
Commission # 1749768
Notary Public — California
Santa Barbara County
My Comm. Expires Jun 9, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAY WHALE CAPITAL, LLC

Statement of Financial Condition

December 31, 2010

GRAY WHALE CAPITAL, LLC
December 31, 2010

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Members of
Gray Whale Capital, LLC
New York, New York

We have audited the accompanying statement of assets, liabilities and members' equity of Gray Whale Capital, LLC as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gray Whale Capital, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

February 28, 2011

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com



INTERNATIONAL

Registered Public Company Accounting Oversight Board · AICPA

GRAY WHALE CAPITAL, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

December 31, 2010

ASSETS

Cash and cash equivalents	$	854,999
Securities owned, at market value		46,418,489
JBO investments		50,000
Due from clearing broker		17,885,614
Fixed assets, net of accumulated depreciation of $66,618		53,070
TOTAL ASSETS	$	65,262,172

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased, at market	$	48,005,927
Accounts payable and accrued expenses		26,404
TOTAL LIABILITIES		48,032,331
Commitments and contingent liabilities		-
Members' equity		17,229,841
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	65,262,172

The accompanying notes are an integral part of these financial statements.

GRAY WHALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Gray Whale Capital L.L.C., a New York limited liability company (the "Company"), formed in 2007, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE Arca exchange.

The Company is engaged in securities trading.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2010 the company has a bank accounts with Bank of America and HSBC with a balances of $374,258 and $480,741 respectively, which are in excess of the FDIC insurable limit of $250,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 - FAIR VALUE OF INSTRUMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3:   Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE 3 - FAIR VALUE OF INSTRUMENTS (continued)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2010.

Assets	Fair Value	Fair Value Hierarchy
Stocks	$ 45,582,292	Level 1
Options	836,197	Level 1
	$ 46,418,489	
Liabilities		
Stocks	$ 47,956,299	Level 1
Options	49,628	Level 1
	$ 48,005,927	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's members under a limited liability corporation.

NOTE 5 - AMOUNT RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization, at December 31, 2010, consist of the following:

	Receivable
Receivable from Merrill Lynch Prime Brokerage	$ 354,871
Receivable from Merrill Lynch Professional Clearing	16,387,564
Receivable from Interactive Brokers	1,143,179
	$ 17,885,614

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month to month basis and may terminate with 30 days written notice. During 2010 the Company paid $53,861 in rent expense.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is a member of the New York Stock Exchange ARCA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $2,766,298 which was $2,666,298 in excess of its required net capital of $100,000. The Company's debt to debt-equity ratio was 0.0181 to 1.

NOTE 8 - OFF BALANCE SHEET RISK

Pursuant to a Joint Back Office ("JBO") Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.